PMU News Release #09-06
TSX, NYX Symbol PMU

September 10, 2009

Pacific Rim Mining Announces Fiscal 2010 First Quarter Results

Pacific Rim Mining Corp. (“Pacific Rim” or “the Company”) reports its financial and operating results for the three months ended July 31, 2009. Details of the Company’s financial results are provided in its interim consolidated financial statements and Management’s Discussion and Analysis (“MD&A”) that will be mailed to shareholders shortly. All monetary amounts are expressed in United States (“US”) dollars unless otherwise stated.

Overview
Pacific Rim is an environmentally and socially responsible exploration company focused exclusively on high grade, environmentally clean gold deposits in the Americas. Pacific Rim’s primary asset and focus of its growth strategy is the high grade, vein-hosted El Dorado gold project in El Salvador. The Company owns several similar grassroots gold projects in El Salvador and is actively seeking additional assets elsewhere in the Americas that fit its project focus. Pacific Rim’s shares trade under the symbol PMU on both the Toronto Stock Exchange (“TSX”) and the NYSE Amex (“NYX”).

All references to “Pacific Rim” or “the Company” encompass the Canadian corporation, Pacific Rim Mining Corp, and its U.S. and Salvadoran subsidiaries, Pac Rim Cayman LLC (“Pac Rim”), Pacific Rim El Salvador, S.A. de C.V. (“PRES”), and Dorado Exploraciones, S.A. de C.V. (“DOREX”), inclusive.

Financial Highlights

	Three Months Ended July 31, 2009	Three Months Ended July 31, 2008

Summarized Statement of Loss*
Exploration expenditures	$488	$2,451
Loss from Continued Operations	$(881)	$(3,751)
Discontinued Operations – Net income (loss) of Denton-Rawhide Joint Venture	$nil	$482
Loss for the period	$(881)	$(3,269)
Loss per share after Discontinued Operations (basic and diluted)	$(0.01)	$(0.03)
Weighted Average common shares outstanding (basic and diluted)	118,043,787	116,915,460

Summarized Statement of Cash Flows*
Cash Flow used for operating activities	$(645)	$(3,385)
Cash Flow provided by investing activities	$(14)	$2,254
Cash Flow provided by financing activities	$2	$nil
Cash Flow from Continuing Operations	$(657)	$(1,131)
Cash Flow from Discontinued Operations	$nil	$(114)
Net increase (decrease) in cash	$(657)	$(1,245)

	At July 31, 2009	At April 30, 2009
Summarized Balance Sheet*
Cash and cash equivalents	$627	$1,284
Bullion	$813	$1,225

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Receivables, Deposits and Pre-paids	$139	$106
Current assets	$1,579	$2,615
Total assets	$7,147	$8,187
Total liabilities	$1,466	$1,679
Working Capital	$1,159	$1,982

*all amounts in thousands of US dollars, except share and per share amounts

Results of Operations

As a result of the sale of its Denton-Rawhide assets during fiscal 2009, the Company no longer accounts for Revenue and Mine Operating Costs from the sale of gold and silver as Mine Operating Income. Revenue and operating costs from the Denton-Rawhide operation (attributable to the Company’s 49% interest until December 31, 2008) are accounted for, for the current and prior fiscal years, as Discontinued Operation – Net Income of Denton-Rawhide Joint Venture.

For the three month period ended July 31, 2009, Pacific Rim recorded a loss for the period of $(0.9) million or $(0.01) per share, compared to a loss of $(3.3) million or $(0.03) per share for the three month period ended July 31, 2008. The $2.4 million decrease in net loss for Q1 2010 compared to Q1 2009 is primarily related to significantly lower direct exploration and general and administrative expenses combined with a small gain on the sale of bullion, offset in part by expenses related to the CAFTA action during Q1 2010 for which there is no comparable item in Q1 2009.

Expenses
Due to the cessation of the El Dorado drilling program in July 2008 and the reduction of other exploration expenses at all of the Company’s projects, quarterly exploration expenditures were greatly reduced year over year, from $2.5 million in Q1 2009 to $0.5 million in Q1 2010.

General and administrative expenses were also lower during Q1 2010 ($0.6 million) than Q1 2009 ($1.3 million) as a result of the Company’s reduction in activities. Of the $0.6 million attributable to general and administrative costs during Q1 2010, $0.4 million was spent on the CAFTA action, for which there was no comparable item during Q1 2009.

During Q1 2010 the Company realized a gain on the sale of bullion of $0.2 million for which there was no comparable item in Q1 2009. The gain represents the difference between the consideration received for gold and silver when it was sold and its book value, which is based on the gold price on the date the bullion was received.

Unusual Items
The Company sold the assets it held through its 49% interest in the Denton-Rawhide residual leach gold operation. During Q1 2009 the Company received income of $0.5 million from the Denton-Rawhide operation (of which the Company was a participant until December 31, 2008) related to the production of gold and silver, for which there is no comparable item in Q1 2010.

Summary
As a result of significantly reduced exploration expenditures and decreased staffing levels, the Company’s loss for Q1 2010 was substantially reduced from the previous year’s first quarter ($(0.9) million or $(0.01) per share for Q1 2010 compared to $(3.3) million ($(0.03) per share for Q1 2009).

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com

Liquidity and Capital Resources

Cash
During Q1 2010 the Company’s cash and cash equivalents decreased by $0.7 million from $1.3 million at April 30, 2009 to $0.6 million at July 31, 2009. Bullion (held by the Company and not yet sold) was $0.8 million at July 31, 2009 compared to $1.2 million at April 30, 2009. Bullion is valued at the gold and silver price on the date the bullion was received. Current assets were $1.6 million at July 31, 2009 compared to $2.6 million at April 30, 2009, a decrease of $1.0 million. This decrease reflects ongoing, though greatly reduced, expenditures related to the Company’s exploration projects and the general and administrative costs of maintaining a public company and advancing the CAFTA action.

During fiscal 2009 the Company received $0.6 million from the sale of bullion and negligible cash flow from interest income and the sale of shares. Outlays of cash during the quarter included: $0.5 million in direct exploration expenditures, $0.3 million in direct general and administrative expenses, $0.3 million in CAFTA-related expenses and $0.2 million in reductions of accounts payable and accrued liabilities. The net result was a decrease in cash and cash equivalents of $0.7 million during Q1 2010.

Working Capital
At July 31, 2009, the book value of the Company’s current assets stood at $1.6 million, compared to $2.6 million at April 30, 2009, a reduction of $1.0 million. The decrease in current assets is primarily a result the sale of bullion (for cash) and subsequent cash expenditures. Property, plant and equipment balances at July 31, 2009 were marginally reduced to $5.5 million from the April 30, 2009 balance of $5.6 million. As a result, the Company’s total assets at the end Q1 2010 were $7.1 million compared to $8.2 million at the end of fiscal 2009.

At July 31, 2009 the Company had current liabilities of $0.4 million compared to $0.6 million at April 30, 2009. This decrease in current liabilities is entirely due to a $0.2 million decrease in accounts payable. Future income tax liability, relating to Pac Rim’s investment in El Salvador, did not change between the end of fiscal 2009 and the end of Q1 2010, and at July 31, 2009 was valued at $1.0 million. Currently, Pacific Rim has no short- or long-term debt.

The $1.0 million decrease in current assets combined with the $0.2 million decrease in current liabilities, resulted in a $0.8 million reduction in working capital from $2.0 million at April 30, 2009 to $1.2 million at July 31, 2009.

The Company does not intend to resume significant exploration programs in El Salvador until such time as the El Dorado environmental permit and exploitation concession are received. The Company can not judge if or when the required permits will be received and is not currently planning any exploration programs for its El Dorado, Santa Rita and Zamora-Cerro Colorado properties for fiscal 2010 beyond what is necessary to keep all of its exploration licences in good standing. Should the required permits be granted, the Company will evaluate its options for resuming full scale exploration work designed to advance its El Salvador projects.

The Company intends to continue to seek new project acquisitions and during fiscal 2010 intends to continue to conduct low cost field work, technical and legal due diligence on projects it is currently evaluating and to seek new prospects for staking or property acquisitions that fit its exploration focus.

[The foregoing two paragraphs contain forward-looking statements regarding the scope of exploration and generative work programs management intends to undertake in the coming fiscal year. See Forward-Looking Information.]

The Company anticipates that its exploration plans as outlined above will cost in excess of $1.0 million for the remainder of fiscal 2010. If regulatory and political conditions warrant, and adequate financing is

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com available, the Company will resume aggressive exploration of its El Dorado, Santa Rita and Zamora-Cerro Colorado projects in El Salvador, which will result in increased exploration and general and administrative expenditures over those currently anticipated for fiscal 2010. In order to conduct its basic exploration program as outlined above, the Company is likely to require additional financing during the remainder of fiscal 2010, and to undertake an expanded exploration program additional financing will be essential.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2010. See Forward-Looking Information.]

The Company’s general and administrative costs during the remainder of fiscal 2010 are anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. The Company may require additional financing during the remainder of fiscal 2010 for general working capital expenses and/or the expenses related to the CAFTA action.

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the potential requirement for additional financing to fund these legal costs and/or general working capital expenses. See Forward-Looking Information.]

The Company will require additional funding to maintain its ongoing exploration programs and property commitments as well as for administrative purposes and CAFTA arbitration and negotiation. These requirements, among existing conditions and risks, cast substantial doubt on the validity of the going concern assumption.

The Company’s ability to continue operations and exploration activities as a going concern is dependent upon its ability to obtain additional funding. The Company will need to raise sufficient funds to pursue ongoing exploration and administration expenses as well as its costs under its CAFTA arbitration. While the Company has been successful in obtaining its required funding in the past, there is no assurance that sufficient funds will be available to the Company in the future. The Company has no assurance that such financing will be available or be available on favourable terms. Factors that could affect the availability of financing include the progress and results of the El Dorado project and its permitting application, the resolution of international arbitration proceedings over the non-issuance of permits in El Salvador, the state of international debt and equity markets, investor perceptions and expectations and the global financial and metals markets. The Company will have to obtain additional financing through, but not limited to, the issuance of additional equity.

Outlook
The Company will continue to curtail its exploration programs and expenditures in El Salvador until such time as PRES receives the El Dorado environmental permit and exploitation concession. The Company anticipates expending approximately $1.0 million on exploration-related expenses during the remainder of fiscal 2010, primarily on low-cost exploration work required to keep all of its El Salvador projects in good standing, limited community relations initiatives, and due diligence evaluation of new projects outside of El Salvador. This work will be revised should circumstances change and depending on the Company’s working capital balances and/or financing opportunities. In order to fulfil this exploration program the Company will likely require additional financing during fiscal 2010 and will undoubtedly require additional financing in order to undertake an expanded exploration program should the Company receive the required permits to do so.

[The foregoing paragraph contains forward-looking statements regarding the Company’s exploration plans and anticipated costs during fiscal 2010. See Forward-Looking Information.]

The Company’s general and administrative costs during the remainder of fiscal 2010 are anticipated to increase due to legal costs associated with the CAFTA action undertaken by Pac Rim. The Company

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com will require additional financing during fiscal 2010 for general working capital expenses and/or the expenses related to the CAFTA action.

[The previous paragraph contains forward-looking statements regarding anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the potential requirement for additional financing for general working capital purposes and/or legal fees related to the CAFTA action. See Forward-Looking Information.]

The Company will continue its extensive outreach efforts to the newly elected federal government and administration, municipal government officials, church leaders, business leaders, and Salvadoran citizens during the remainder of fiscal 2010. The Company and its subsidiaries have a well documented history of supporting local inhabitants and building relationships with all stakeholders. This is a key component of the Company’s approach to exploration and development, and will continue in all jurisdictions in which it and its subsidiaries operate.

Notwithstanding these diplomatic efforts, until resolved, Pac Rim’s CAFTA claim will proceed during fiscal 2010. Documentation supporting its CAFTA claim is currently being collected and submitted to ICSID, and it is anticipated that the formal arbitral panel will be convened during the Company’s second quarter of fiscal 2010 and the arbitration process will commence during the second half of fiscal 2010. Ongoing pursuit of this claim will require the Company to undertake financing during fiscal 2010 specifically ear-marked for legal expenses.

[The foregoing section contains forward-looking statements regarding the scope of the Company’s fiscal 2010 planned work programs, anticipated expenditures and the expectation of ongoing legal undertakings. See Forward-Looking Information]

On behalf of the board of directors,

“Thomas C. Shrake”

Thomas C. Shrake
President and CEO

To contact the Company about this news release call 604-689-1976 or 1-888-775-7097.

Forward-Looking Information

The information contained herein contains “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934 (as amended) and applicable Canadian securities legislation. Forward-looking statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Any statements that express predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be “forward-looking statements.” Statements concerning reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed, and in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

This report contains forward-looking statements regarding:

  the scope of exploration and generative work programs management intends to undertake in the coming fiscal year. These expectations are based on various assumptions including but not limited to the Company and/or its subsidiaries’ continued title and access to the El Dorado, Santa Rita and Zamora-Cerro Colorado properties, the availability and accessibility of projects the Company may be interested in acquiring, the availability of sufficient working capital and, if necessary, access to financing.
  the Company’s intent to forego significant exploration work at the El Salvador projects until certain permits are granted, the implication being that if and when these permits are granted increased investments in exploration will be made. Readers are cautioned that this statement conveys management’s intent but that resumption of a large-scale exploration program at the El Salvador projects is dependent on the availability of adequate financing, the ability to procure adequate experienced staff, the availability of contractors, and other risks and uncertainties. Should any of these assumptions prove incorrect or requirements not be met, the Company’s project generation and exploration plans and for fiscal 2010 may not occur as planned.
  the Company’s exploration plans and anticipated costs during fiscal 2010. The anticipated exploration expenditures reflect estimations made by management based on current levels of expenditure and anticipated work programs as described previously. Should unexpected costs arise, exploration expenditures may differ from those currently anticipated.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com anticipated increases in general and administrative expenses as a result of anticipated increased legal costs during fiscal 2010, and the potential requirement for additional financing to fund these legal costs and/or general working capital expenses. These statements are based on management’s assumption that the CAFTA action will continue through fiscal 2010 and the anticipated costs of pursuing this action, plus the Company’s anticipated burn rate for general and administrative costs. Should PRES receive the El Dorado permits at any time, the necessity to continue the action may be averted and the anticipated impact on general and administrative costs may not materialize.]

Forward-looking statements are subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking statements, including the risks and uncertainties outlined above and other risks and uncertainties related to the Company’s prospects, properties and business detailed in its fiscal 2009 MD&A, in the Company’s Annual Information Form for the year ended April 30, 2009 and in the Company’s Form 20F filed with the US Securities and Exchange Commission. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Investors are cautioned against attributing undue certainty to forward-looking statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

National Instrument 43-101 Disclosure

Mr. William Gehlen, Vice President Exploration, supervises Pacific Rim’s exploration work on the El Dorado project. Mr. Gehlen is a Certified Professional Geologist with the AIPG (No. 10626), an employee of the Company and a Qualified Person as defined in NI 43-101.

Mr. David Ernst, Chief Geologist, supervises the Company’s project generation initiatives. Mr. Ernst is geologist licensed by the State of Washington, an employee of Pacific Rim Mining Corp. and a Qualified Person as defined in National Instrument 43-101.

Pacific Rim’s sampling procedures follow the Exploration Best Practices Guidelines outlined by the Mining Standards Task Force and adopted by The Toronto Stock Exchange. Samples are assayed using fire assay with a gravimetric finish on a 30-gram split. Quality control measures, including check- and sample standard-assaying, are being implemented. Samples are assayed by Inspectorate America Corporation in Reno, Nevada USA, an ISO 9002 certified laboratory, independent of Pacific Rim Mining Corp.

The TSX and the NYX have neither reviewed nor accept responsibility for the adequacy or accuracy of this release.

#1050 – 625 Howe Street, Vancouver, BC V6C 2T6
Toll Free 1- 888-775-7097 Tel: (604) 689-1976 Fax: (604) 689-1978
E-mail: general@pacrim-mining.com Website: www.pacrim-mining.com